Mail Stop 4561
Via Fax (408) 576-7106

September 26, 2008

Paul Read
Chief Financial Officer
Flextronics International LTD.
2090 Fortune Drive
San Jose, CA 95131

> **Re:** **Flextronics International LTD.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed on May 23, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on July 29, 2008**
>
> **Form 10-Q for the Fiscal Quarter Ended June 27, 2008**
> **Filed on August 5, 2008**
> **File No. 000-23354**

Dear Mr. Read:

　　We have reviewed your response letter dated September 15, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 29, 2007.

Form 10-K for the fiscal year ended March 31, 2008

General

1.　　The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a

separate letter from the company in tandem with your next response, if the
response is submitted by your counsel.

Note 2. Summary of Accounting Policies

Revenue Recognition, page 53

2.   We note from your response to prior comment 6 that you indicate that the
        Company may enter into multiple contracts with the same customer (e.g. those
        that include design, manufacturing, repair, logistics services, etc.), which are not
        linked in any way. Please clarify whether the individual contracts relate to
        services for the same product or whether the services provided under such
        contracts relate to completely unrelated products. If the former is the case, then
        please tell us the time frame in which these individual contracts are negotiated.
        Also, tell us whether any of these contracts are interdependent (i.e. design,
        functionality, payment criteria, etc.). Further, if these contracts relate to the same
        product, then please explain further how you determined that the evidence
        presented (i.e. contract negotiated separately between different individuals from
        both the Company and the customer) is sufficient to overcome the presumption
        that these contracts should be evaluated as a single arrangement.

Note 8. Income Taxes, page 75

3.   We note from your response to prior comment 7 that you will disclose the
        aggregate dollar per share affect on earnings per share for these tax programs
        pursuant to SAB Topic 11C in future annual reports on Form 10-K. If material to
        your interim financial information, tell us how you considered disclosing this
        information in future quarterly reports on Form 10-Q. In your response, tell us
        your consideration of the guidance of Rule 10-01(a)(5) of Regulation S-X since
        such information was not previously provided in your annual reports.

                              * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Melissa Feider at (202) 551-3379 or myself at (202) 551-3499 if
you have questions regarding comments on the financial statements and related matters.

Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428, Jay Ingram, Staff Attorney, at (202) 551-3397, or Barbara C. Jacobs, Assistant Director, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief